DAVID I. MEYERS	TROUTMAN SANDERS LLP
804.697.1239 telephone	Attorneys at Law
804.698.5176 facsimile	Troutman Sanders Building
david.meyers@troutmansanders.com	1001 Haxall Point
P.O. Box 1122 (23218-1122)
Richmond, Virginia 23219
804.697.1200 telephone
troutmansanders.com

June 14, 2013

By EDGAR Transmission

and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

RE:	Intrexon Corporation
Confidential Draft Registration Statement on Form S-1
Submitted May 10, 2013, as amended
CIK No. 0001356090

Dear Mr. Riedler:

As counsel to Intrexon Corporation (the “Company”), I am transmitting herewith for confidential submission pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”), together with the Company’s responses to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), contained in its comment letter to Mr. Randal J. Kirk, dated June 6, 2013 (the “Comment Letter”).

The Registration Statement is being confidentially submitted to the Commission and reflects certain revisions to the initial Registration Statement, as confidentially submitted to the Commission on May 10, 2013, and amended on May 31, 2013, in response to the Comment Letter, as well as certain other updated information. Set forth below are the Company’s responses to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to the paragraphs, pages and captioned sections of the Registration Statement.

In addition, we are providing a complete paper courtesy package to each person listed in the Staff’s letter. Each courtesy package includes a marked and unmarked copy of the confidentially submitted Registration Statement, and the Company’s response to the Staff’s Comment Letter.

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK    ORANGE COUNTY     PORTLAND

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

General

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, all of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed will be filed as promptly as practicable in one or more pre-effective amendments to the Registration Statement. The Company also acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Registration Statement.

2.	We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

The Company acknowledges the Staff’s comment.

3.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company confirms that the graphics included in the Registration Statement are the only graphics the Company intends to use in the prospectus. Should the Company elect to include additional graphics, they will be provided to the Staff for review.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will supplementally provide the Staff with materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company will also supplementally provide to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in the offering.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

Additionally, the Company advises the Staff that (i) neither the Company nor any other party authorized to do so on the Company’s behalf, including the underwriters, has used any written communications in reliance on Section 5(d) of the Securities Act to date and (ii) the Company has been advised by the underwriters that, to date, no research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that will participate in the offering.

5.	Please revise your disclosure throughout your registration statement to clarify whether you applied to obtain listing of your common stock, and if so, the status of your application. If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to indicate that it intends to apply to obtain listing of its common stock on the New York Stock Exchange following the filing of the Registration Statement.

6.	Please update your filing with financial statements for the quarterly period ended March 31, 2013 as required by Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has updated the Registration Statement with consolidated financial statements for the quarterly periods ended March 31, 2013 and 2012.

7.	We note your statement, “While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.” It is not appropriate to imply that you are not liable for statements included in your registration statement. Please delete this sentence or specifically state that you are responsible for the referenced information.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has deleted this sentence on the “Table of contents” page of the Registration Statement.

Prospectus Summary

Company overview, page 1

8.	Please provide the basis for your statement, “Intrexon is a leader in the field of synthetic biology.…” Alternatively, please delete this assertion throughout your prospectus or make clear that it is your “belief” that you are a leader in the field of synthetic biology.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised disclosure throughout the Registration Statement to make clear that it is the Company’s belief that it is a leader in the field of synthetic biology.

9.	Please describe what you mean by the terms “gene programs” and “cellular systems” the first time you use the terms.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement to define these terms the first time they are used.

10.	Please expand your disclosure to briefly describe your technology platforms.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2 of the Registration Statement to briefly describe its technology platforms and to reference where more detailed descriptions can be located.

11.	Please expand the sentence at the bottom of page 1 to clarify that no commercial products have been enabled by your technologies to date.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 85 of the Registration Statement.

Our competitive strengths, page 2

12.	Please expand your disclosure to describe your “extensive bioinformatic network.”

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 88 of the Registration Statement regarding its “extensive bioinformatic network,” which is now referred to in the Registration Statement as its “extensive bioinformatic software platform.”

Risks associated with our business, page 4

13.	In your last bullet point, please identify your key management personnel to which you are referring.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement to identify key management personnel to whom we are referring.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

Risk Factors

If we lose key personnel, including key management personnel, or are unable…, page 18

14.	To the extent that you have experienced problems attracting and retaining key management personnel in the recent past, please revise your disclosure to describe these problems.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company supplementally advises the Staff that it has not experienced problems attracting and retaining key management personnel in the recent past. Therefore, the Company has not revised its disclosure in the Registration Statement.

15.	Please quantify the amount of key man insurance that you maintain on Dr. Reed.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement to indicate that it maintains $25,000,000 of key man insurance on Dr. Reed.

We may be sued for product liability, page 20

16.	To the extent that you have received notice of any material liability claims, please revise your disclosure to discuss such claims and the potential consequences. Also, please quantify the level of coverage of product liability insurance that your collaborators are required to obtain under your ECCs.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company supplementally advises the Staff that it has not received notice of any material liability claims.

The ECCs do not specify the specific dollar amounts of product liability insurance the Company’s collaborators are required to maintain, but provide that such coverage must be maintained in amounts considered standard for the applicable industry. The Company has revised the disclosure on page 20 of the Registration Statement to disclose this.

The markets in which our collaborators are developing products using our…, page 24

17.	We note your disclosure that there are numerous companies that are developing products that may compete with, and could adversely affect the prices for, and products developed by your collaborators using your technologies. Please expand your disclosure to identify your main competitors and the products they are developing.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure on pages 19-20 of the Registration Statement to identify certain specific competitors and the products they are developing.

Risks related to our intellectual property, page 25

18.	We note that you have patents in the U.S. and abroad that begin to expire in 2014 and 2017. Please expand your disclosure in this section to discuss your material patents, including the foreign jurisdictions in which they are granted and the specific expiration dates.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, given the nature of the Company’s business model and the diversity of its collaborators, the Company believes it is appropriate to list only the earliest to expire patents within its current portfolio as well as the last to expire in the U.S. and abroad. Under each ECC, a collaborator has access to all of the Company’s patents relevant to such collaborator’s commercial product candidates and new aspects of proprietary technology are sometimes developed from the collaboration. However, any one product candidate may have differing forms and dates of launch from one collaborator to another. Therefore, it would not be appropriate at this time for the Company to make the decision for each collaborator regarding the identity of a specific patent that is most important for a product candidate in development. The Company currently files, or has in the past filed, for patent protection in the United States and in various jurisdictions abroad, and the Company has revised the disclosure on page 104 of the Registration Statement to list these jurisdictions. In the future the Company may file in these or additional jurisdictions as deemed appropriate for the protection of its technologies.

Obtaining and maintaining our patent protection depends on compliance…, page 28

19.	To the extent that you have failed to comply with any procedural, documentary, fee payment or other provisions during the patent process that could result in the abandonment or lapse of a patent or patent application, please discuss the situation and potential consequences.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company advises the Staff that it has no knowledge that it has failed to comply with any procedural, documentary, fee payment or other provisions during the patent process that could result in the abandonment or lapse of a patent or patent application. Therefore, the Company has not revised its disclosure in the Registration Statement.

Enforcing our intellectual property rights may be difficult and unpredictable, page 27

20.

We note your statement, “Although we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

litigation is unpredictable.” It appears that you may have initiated some actions related to possible infringement of your intellectual property. If so, please discuss the situation and potential consequences in this risk factor discussion.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has not initiated any actions related to infringement of its intellectual property. Therefore, the Company has not revised its disclosure in the Registration Statement.

If our technologies or products using our technologies are stolen…, page 30

21.	To the extent that any of your technologies, or products using your technologies, have been stolen, misappropriated or reverse engineered, please discuss the situation and potential consequences in this risk factor discussion.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company advises the Staff that it has no knowledge that any of its technologies, or products using its technologies, have been stolen, misappropriated or reverse engineered. Therefore, the Company has not revised its disclosure in the Registration Statement.

AquaBounty will need additional capital, page 30

22.	Please expand your disclosure in this section to quantify the amount of AquaBounty’s cash and cash equivalents and working capital as of the most recent date practicable. Also, please disclose for how long these amounts will provide adequate funds for AquaBounty’s ongoing operations. Lastly, to the extent known, please disclose the additional amount of funds that you may be required to invest in AquaBounty.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure on page 31 of the Registration Statement regarding AquaBounty as requested by the Staff.

The Company has no contractual obligation to provide funds to AquaBounty and therefore the Company does not know whether, or to what extent, it may be required to invest in AquaBounty. The Company has expanded its disclosure to reflect this.

There is a significant uncertainty regarding regulatory approval of…, page 30

23.	Please describe the significant delays that AAS has experienced in the regulatory process thus far.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 31-32 of the Registration Statement to describe the significant delays that AAS has experienced in the regulatory process thus far.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

The loss of AquaBounty broodstock would result in the loss of AquaBounty’s…, page 31

24.	Please define the term “broodstock” the first time it is used.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Registration Statement to define the term “broodstock” the first time it is used.

Use of proceeds, page 40

25.	We note your intended uses of proceeds listed in the third paragraph of this section. Please expand your disclosure to specify the amount of proceeds that will be used for each of the purposes listed in this section. In regard to the proceeds that will be used to fund continued investment in your research and development platforms, please describe how far in the development process these funds will bring each of your platforms. Also, please update the section entitled, “Future capital requirements” on page 58 accordingly.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure on page 42 of the Registration Statement to describe the use of proceeds and to explain why it is not possible, at this time, to specify the amount of proceeds that will be used for each of the purposes listed. The Company has also updated accordingly the disclosure on page 66 of the Registration Statement in the section entitled “Future capital requirements.”

Dilution, page 44

26.	It appears that your calculations of historical net tangible book value include redeemable convertible preferred stock. The amounts attributable to preferred shareholders would only be available to common shareholders upon the conversion of preferred stock to common stock. Please revise your calculations of historical net tangible book value to exclude redeemable convertible preferred stock or explain to us the basis for your calculation.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Registration Statement to exclude redeemable convertible preferred stock from its calculations of historical net tangible book value.

Management’s discussion and analysis of financial condition and results of operations

Results of operations

Research and development expenses, page 54

27.	Please disclose the following information for each of your key research and development projects:

a.	The nature, objective, and current status of the project;

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

b.	The costs incurred during each period presented and to date;

c.	The nature of efforts and steps necessary to complete the project;

d.	The risks and uncertainties associated with completing development;

e.	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and,

f.	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company notes that it has no individually significant research and development projects and its research and development expenses primarily relate to either the costs incurred to expand or otherwise improve its multiple platform technologies or the costs incurred to develop a specific application of its technologies in support of current or prospective collaborators. Research and development expenses typically do not include significant development, including pre-clinical or clinical development, activities since they are the responsibility of the collaborator. Research and development expenses incurred for programs the Company supports pursuant to an ECC agreement are reimbursed by the collaborator at cost and all other research and development programs may be terminated or otherwise deferred at our discretion. The amount of the Company’s research and development expenses may be impacted by, among other things, the number of ECCs and the number and size of programs the Company may support on behalf of an ECC. The Company has expanded its disclosure of the nature of its research and development expenses within the “Financial overview” section of the Registration Statement to reflect these facts.

Net operating losses, page 60

28.	We note that the utilization of portions of the net operations losses may be subject to annual limitations. Please quantify the amount of losses that may be limited and the annual limitations.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure on pages 16, 69-70, and F-44 of the Registration Statement to quantify the amount of net operating losses that may be limited and the annual limitations.

Critical Accounting Policies and Estimates

Share-based compensation, page 66

29.

We acknowledge your existing disclosure. Please expand your disclosure regarding the common stock valuations to discuss the method used to determine enterprise value at each valuation date. Also, prior to the effective date, please

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

update your filing with additional disclosure that progressively bridges from your latest price per share to the mid-point of your estimated IPO price range. Reconcile and explain the differences between the values included in your analysis.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure on pages 78 and 81 of the Registration Statement regarding common stock valuations to discuss the method used to determine enterprise value at each valuation date.

The Company confirms that, prior to the effective date, it will update the Registration Statement with additional disclosure that progressively bridges from the latest price per share to the mid-point of the estimated IPO price range, and that such disclosure will reconcile and explain the differences between the values included in the analysis.

Business

Our suite of proprietary and complementary technologies

The UltraVector gene design and fabrication platform, page 80

30.	We note that the UltraVector-driven build phase is performed via a proprietary modular assembly platform that incorporates a broad spectrum of DNA assembly methodologies. Please expand your disclosure to describe the “broad spectrum of DNA assembly methodologies.”

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has replaced the paragraph formerly referring to the “broad spectrum of DNA assembly methodologies” with revised disclosure on page 90 of the Registration Statement to describe the UltraVector modular assembly platform.

31.	Please define the terms “in vivo” and “ex vivo” the first time you use them.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Registration Statement to define these terms the first time they are used.

32.	We note that your Attsite recombinases mediate predictable gene exchange into host cells thereby eliminating “many of the difficulties seen with traditional gene insertions.” Please describe the difficulties with traditional gene insertions and how your Attsite recombinases remedy the difficulties.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure on page 90 of the Registration Statement to describe the difficulties with traditional gene insertions and how its Attsite recombinases remedy these difficulties.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

Cell Systems Informatics, page 82

33.	Please define the terms “in silico” and “de novo” the first time you use them.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement to define these terms the first time they are used.

Our ECCs

Ziopharm Oncology, page 88

34.	Please disclose the aggregate amount of future milestones you could receive under the ECC with Ziopharm.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company advises the Staff that no further milestone payments will be paid to the Company pursuant to the ECC with ZIOPHARM. The Company has revised the disclosure on pages 98 and F-25 of the Registration Statement to reflect this fact.

Elanco, page 89

35.	Please identify the lead programs that are currently in the research phase under the ECC with Elanco and the indications that each program is designed to treat.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company advises the Staff that it has sought confidential treatment for the portions of the ECC with Elanco that reveal the programs under the ECC and the indications those programs are designed to treat. The Company and Elanco believe such disclosure would allow competitors insight into the parties’ future development plans pursuant to the ECC, and could attract additional competitors into the field covered by the ECC to develop product opportunities identified under the ECC. Disclosure of the specific indications in the field covered by the ECC and the programs developed thereunder could cause competitive harm to the Company and Elanco and harm the company’s ability to license complimentary technology. For these reasons, the Company does not believe it is appropriate to disclose the requested information.

Oragenics, page 90

36.	Please identify the infectious diseases that lantibiotics are being developed to treat.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement to identify the infectious diseases that lantibiotics are being developed to treat.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

Synthetic Biologics, page 90

37.	Please identify the lead program that is currently in preclinical development under the ECC with Synthetic Biologics and the indications that this program is designed to treat.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Registration Statement to identify the lead programs that are currently in preclinical development under the ECC with Synthetic Biologics and the indications that these programs are designed to treat.

38.	Please disclose the aggregate amount of future milestones that you could receive from Synthetic Biologics.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and F-27 of the Registration Statement to disclose the aggregate amount of future milestones the Company could receive from Synthetic Biologics.

AmpliPhi, page 91

39.	We note that you are entitled to various milestone payments in the lower to mid-single-digit millions of dollars. Please quantify the aggregate amount of milestones that you are entitled to receive under the AmpliPhi ECC.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and F-34 of the Registration Statement to disclose the aggregate amount of future milestones the Company is entitled to receive under the AmpliPhi ECC.

Genopaver, page 91

40.	Please identify the lead programs under the Genopaver ECC and their specific uses.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Registration Statement to identify the lead program under the Genopaver ECC and their specific uses.

Soligenix, page 92

41.	Please identify the lead program under the Soligenix ECC which is currently in the research phase.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement to identify the lead program under the Soligenix ECC which is currently in the research phase.

42.	We note that you are entitled to various milestone payments in the lower to mid-single-digit millions of dollars. Please quantify the aggregate amount of milestones that you are entitled to receive under the Soligenix ECC.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and F-66 of the Registration Statement to quantify the amounts of milestones that we are entitled to receive under the Soligenix ECC.

Competition, page 92

43.	Under the first bullet point, please identify the companies which can synthesize DNA, and the companies that can develop monoclonal antibodies.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Registration Statement to identify companies which based on information and belief can synthesize DNA, and companies which based on information and belief can develop monoclonal antibodies.

Intellectual property, page 93

44.	We note that you have also filed counterpart patents and patent applications in other countries. Please disclose the foreign jurisdictions where you have material patents or patent applications and the expiration date of your material foreign patents.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Registration Statement to identify the foreign jurisdictions where the Company has patents or patent applications and the expiration date ranges of its foreign patents. Please refer to the Company’s response to the Staff’s comment number 18 for the Company’s response regarding identification of “material” patents.

Regulatory environment

Regulations affecting Intrexon, page 94

45.	We note that your research operations are subject to various environmental regulations. Please identify and describe these “various environmental regulations.”

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure beginning on pages 105-06 of the Registration Statement to identify and describe the referenced environmental regulations.

Regulations affecting our ECC collaborators, page 95

46.	Please describe FDA regulations, Department of Agriculture regulations, Environmental Protection Agency regulations, EMA regulations and the REACH program to which your collaborators are subject.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure beginning on pages 105-07 of the Registration Statement to describe the referenced regulations to which certain ECC collaborators may be subject.

Management

Executive officers and directors, page 99

47.	We note that there are gaps in time in Mr. and Mrs. Krishnan’s business experience during the past five years. Please revise your disclosure to include Mr. and Mrs. Krishnan’s business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 of the Registration Statement to include each of Mr. and Mrs. Krishnan’s business experiences during the past five years, respectively.

Executive and director compensation

Narrative to summary compensation table, page 109

48.	Please disclose the annual salary that Mr. Kirk will receive as of the closing of this offering.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, as of the date of the filing of the Registration Statement, the Compensation Committee of the Board of Directors has not yet determined the annual salary Mr. Kirk will receive as of the closing of this offering. Once the Compensation Committee makes this determination, the Company will revise the disclosure in the Registration Statement to disclose the annual salary Mr. Kirk will receive as of the closing of this offering.

49.

We note that you typically establish bonus targets for your named executive officers and evaluate their performance based on your achievement of corporate goals and the achievement of specified goals and objectives by each individual employee. Please expand your disclosure to describe your bonus targets. Also,

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

please describe your corporate goals and the specified goals and objectives for each individual named executive officer, providing a quantification of the corporate or individual goal as appropriate. Lastly, please describe the level of achievement of each corporate and individual goal which led to Mr. Krishnan and Dr. Reed receiving bonuses in the amounts of $600,000 and $120,000, respectively, for the fiscal year ended December 31, 2012.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has modified the disclosure on page 121 of the Registration Statement to delete the reference to corporate goals as a historical basis for evaluating the bonus eligibility of its executive officers and to describe the bonus targets. Further, the Company has expanded the disclosure on page 121 of the Registration Statement to describe the specified goals and objectives for each individual named executive officer, including a quantification of the individual goal as appropriate. Lastly, the Company has expanded the disclosure on page 121 of the Registration Statement to describe the level of achievement of each individual goal which led to Mr. Krishnan, Dr. Reed and Mrs. Krishnan (who is now included as a named executive officer) receiving their respective bonus amounts for the fiscal year ended December 31, 2012.

Certain relationships and related person transactions

Transactions with Third Security, LLC and affiliates

50.	In the risk factor entitled, “We have engaged in transactions with companies in which Randal J. Kirk, our Chief Executive Officer, and his affiliates have an interest,” you refer to your research collaboration with Biolife Cell Bank, Inc. We also note that the agreement is listed as an exhibit to be filed pursuant to Item 601 (b)(10) of Regulation S-K in your initial draft registration statement. Please include a description of the agreement and its material terms, in this section and throughout your prospectus as appropriate, including the parties’ rights and obligations, aggregate amounts paid/received to date under the agreement, aggregate potential milestones payments to be paid/received, royalty rates, duration and termination provisions. We note that you did not include the agreement as an exhibit in amendment no. 1 to your draft registration statement. Please file the agreement as an exhibit in your next amendment.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure beginning on pages 102-03 of the Registration Statement to describe the agreement and its material terms. The Company has filed the agreement as Exhibit 10.15 to the Registration Statement.

Halozyme, page 126

51.	Please expand your disclosure regarding the material terms of the Halozyme collaboration and license agreement to include the duration and termination provisions of the agreement. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Jeffrey P. Riedler

Securities and Exchange Commission

June 14, 2013

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has expanded the disclosure beginning on pages 138-39 of the Registration Statement to describe the agreement and its material terms. The Company has filed the agreement as Exhibit 10.16 to the Registration Statement.

Lock-up agreements, page 143

52.	Please file the form of lock-up agreement as an exhibit.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the form of lock-up agreement, which will be filed as an exhibit to the form of underwriting agreement, will be filed as an exhibit to a future amendment to the Registration Statement.

Financial Statements of Intrexon Corporation

Notes to Consolidated Financial Statements

11. Stock Option Plans, page F-46

53.	The ASC Master Glossary defines intrinsic value as “the amount by which the fair value of the underlying stock exceeds the exercise price of an option” Please revise your disclosure of intrinsic value to remove the word “deemed,” when you refer to fair value.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has deleted the word “deemed” when referring to fair value.

**********************

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (804) 697-1239 or John Owen Gwathmey at (804) 697-1225.

Sincerely,

/s/ David I. Meyers

David I. Meyers

Cc:	Mr. Donald Abbott, SEC Staff

Mr. Johnny Gharib, SEC Staff

Mr. John Krug, SEC Staff

Mr. Franklin Wyman, SEC Staff

Mr. Randal J. Kirk, Intrexon Corporation

Mr. Donald P. Lehr, Intrexon Corporation

Mr. John Owen Gwathmey, Troutman Sanders LLP